Room 4561

April 13, 2006

Mr. John Schwarz
Chief Executive Officer
Business Objects S.A.
157-159, rue Anatole France
92309 Levallois-Perret Cedex
France

Re: **Business Objects S.A.**
   Preliminary Proxy Statement on Schedule 14A filed April 3, 2006
   File No. 0-24720

Dear Mr. Ruotolo:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposals 9 and 10

1.   You are seeking shareholder approval for "regulated agreements" in accordance with applicable French corporate law. It does not appear, however, that such agreements have been provided to shareholders for their review. Accordingly, please provide the agreements in your proxy statement or otherwise advise us why including such agreements is not necessary.

Proposals 21 to 24

2.   Please disclose whether you presently have any plans, proposals or arrangements to issue any of the ordinary shares for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized ordinary shares.

3.   Please provide a table illustrating the effect on the current number of ordinary shares outstanding as a result of the full issuance of ordinary shares pursuant to the proposals here and elsewhere in which you are seeking shareholder approval for the additional issuance of ordinary shares.

Proposals 27 and 28

4.   We note your disclosure that the warrants to be issued in the event of a public tender offer/exchange offer may have the effect of rendering more difficult or discouraging an acquisition of the company deemed undesirable by the board. Please also disclose that another effect is that it may be more difficult or may discourage any attempt to change the current management of the company.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile</u>
       Julia Reigel
       Wilson Sonsini Goodrich & Rosati
       Facsimile: (650) 493-6811